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                              June 19, 2020

       Margaret M. Keane
       Director and Chief Executive Officer
       Synchrony Financial
       777 Long Ridge Road
       Stamford, Connecticut 06902

                                                        Re: Synchrony Financial
                                                            Form 10-Q
                                                            Filed April 22,
2020
                                                            File No. 001-36560

       Dear Ms. Keane:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-Q for the quarterly period ended March 31, 2020

       Financial Statements
       Note 2. Basis of Presentation and Summary of Significant Accounting Policies - Allowance for
       Credit Losses, page 38

   1. Please revise future filings to discuss the reasonable and supportable forecast used in your current estimate of
credit losses. Refer to ASC 326-20-50-11b for guidance.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Margaret M. Keane
Synchrony Financial
June 19, 2020
Page 2

       You may contact Benjamin Phippen, Staff Accountant, at 202-551-3697 or Mike Volley,
Staff Accountant, at 202-551-3437 with any questions.



FirstName LastNameMargaret M. Keane                     Sincerely,
Comapany NameSynchrony Financial
                                                        Division of Corporation
Finance
June 19, 2020 Page 2                                    Office of Finance
FirstName LastName